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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                Commission File Number:  0-22042
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                          NOTIFICATION OF LATE FILING
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                                 (Check One):
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
[ X ]  Form 10-KSB          [  ]  Form 11-K          [  ]  Form 20-F          [  ]  Form 10-Q

For Period Ended:  December 31, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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Part I- Registrant Information

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Full Name of Registrant: Millennium Sports Management, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number): Ross' Corner, U.S.
                                                           Highway 206 and
                                                           County Route 565

City, State and Zip Code: Augusta, New Jersey  07822
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Part II - Rule 12b-25(b)and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]  (b)  The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


     The Registrant's Annual Report on Form 10-KSB for the fiscal year ended
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     December 31, 1998 could not be filed within the prescribed time period
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     because the Registrant has experienced unanticipated delays in the
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     collection of certain information required to be included in the Form 10-
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     KSB, including determining the extent to which certain of the Registrant's
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     assets may be impaired.  Such delays could not be eliminated by the
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     Registrant without unreasonable effort or expense.  The Form 10-KSB will be
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     filed as soon as practicable, but in no event later than the fifteenth
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     calendar day following the prescribed due date.
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Part IV - Other Information

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(1)  Name and telephone number of person to contact in regard to this notification:


        Shahe Sinanian, Esq.                    (212) 801-9235
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              (Name)                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                [ X ]    Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ X ]    Yes  [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Without giving effect to anticipated write-offs in 1998 for impairment of certain assets (the extent of which write-offs continue to be evaluated, but will be substantial), the Registrant's net loss in fiscal 1997 was $825,220, compared to a net loss in fiscal 1998 of $1,738,293. Total revenues from year to year were approximately equal, but 1998 expenses included a one-time non-cash charge of $734,375, representing the difference between the exercise price and the fair market value per share on the date of grant for certain stock options granted to directors and executive officers, and a non-recurring write-down of a $175,000 investment in a joint venture. Excluding the effect of the non-cash charge to earnings, total operating expenses increased by approximately 5% from $1,517,619 in 1997 to $1,588,700 in 1998. This overall increase was attributable primarily to an 11% increase in selling, general and administrative expenses (from $783,923 in 1997 to $867,623 in 1998) and a 17% increase in costs of stadium operations (from $210,178 in 1997 to $246,492 in 1998), offset in part by a 33% decrease in costs of retail sales (from $154,689 in 1997 to $104,006 in 1998). These changes in expense components roughly equated to the changes in the corresponding revenue components. Excluding the non-cash charge to earnings and the write-down of investment in the joint venture, net loss was approximately the same from year to year.

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                       MILLENNIUM SPORTS MANAGEMENT, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999               By:        /s/ Barry M. Levine
                                        ---------------------------------
                                        Name: Barry M. Levine
                                        Title: President and Chief Executive
                                               Officer

                                  Page 4 of 4